Mail Stop 4561

January 25, 2007

By U.S. Mail and Facsimile (203) 338-3600

John A. Klein
Chairman, Chief Executive Officer, and President
People's United Financial, Inc.
850 Main Street
Bridgeport, Connecticut 06604

Re: People's United Financial, Inc.
        Amendment No. 2 to the Registration Statement on Form S-1
        Filed January 12, 2007
        File No. 333-138389

Dear Mr. Klein:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments on this filing

1.   We note your response to prior comments 6 and 7. Please file the revised opinions as soon as possible to expedite review of the documents by the Staff.

Compensation of Directors and Executive Officers, page 153

2.   This section should begin with Compensation Discussion and Analysis and then go to the tables showing executive compensation. Please revise.

Director Compensation, page 153

3.   Please advise the staff whether the amounts paid to directors for their service to People's
        Mutual Holdings are included in cash compensation or provide the staff with your
        determination why these amounts did not need to be included in total compensation in
        addition to the footnote disclosure.

Compensation Discussion and Analysis, page 156

4.   The staff is unable to find any disclosure responsive to Item 402(b)(2)(viii) of Regulation
        S-K. Please revise to discuss how LTIP awards and STIP awards are adjusted in the
        event that a targeted measure is subsequently subject to an adjustment, including a
        restatement.

Linking Company Performance to Incentive Plan Funding, page 163

5.   Revise this section to discuss the adjustments from operating income that are considered
        in determining bonuses under the incentive plan system. Particularly focus upon material
        or recurring adjustments and discuss why those adjustments were deemed necessary.
        Please refer to Item 402(b)(2)(v and vi) of Regulation S-K.

Summary Compensation Table, page 174

6.   Please complete the table or disclose why you cannot.

Grant of Plan-Based Awards, page 177

7.   On page 178 you discuss the vesting of options as part of the long term incentive
        program. Also, on page 158 you discuss that stock options are part of the compensation
        mix and on page 179 you discuss the vesting schedule for outstanding options. However,
        on page 178 you indicate that your executives did not receive compensation that would
        need to be reported as part of the future payments under equity incentive compensation
        plans and so you excluded those tables. Please revise this table or provide the staff with
        your analysis as to how your named executive officers did not receive compensation that
        must be reported in those columns in this table.

Supplemental Savings Plan, page 184

8.   Item 402(i)(3) of Regulation S-K requires a succinct narrative of material factors
        necessary to understand each plan. Please revise this section to discuss how the
        registrant's contribution is determined. It appears that the percentage match of the
        officer's contribution changes from officer to officer.

Certain Transactions, page 198

9.   Please revise the second sentence to include the new language in Item 404(a)(4)(c)(iii) of
        Regulation S-K.

10.   For the transactions and relationships set forth on page 199. Please provide the
        information required by Item 404(a) of Regulation S-K.

General Comments on the Alternative Prospectus

11.   We note the valuation table that appears on pages 15 and page 210. This table appears to
        indicate that at the current price of Peoples shares, the offering must sell a number of
        shares between the maximum and the maximum, as amended in order for the
        shareholders to receive a value per share equal to the current trading price. Since the
        value that Peoples Bank shareholders will receive is likely the most material piece of
        information to be made in their voting decision, please revise the cover and the Summary
        to discuss this factor.

12.   Please unbundle the material changes resulting from the adoption of the new charter for
        People's United.

13.   Please include a discussion of Interest of Certain Persons in the Matters To Be Acted
        Upon, detailing the benefits to management of the conversion and subsequent offering,
        similar to that required by Item 18(a)(5)(i) of Form S-4.

Cover Page

14.   Please indicate the number of shares being offered by this prospectus.

Exhibits

15.   You can only incorporate exhibits filed with the Commission. See Rule 411. Either file
        the exhibits incorporated by reference from reports not filed with the Commission, or
        remove them from the list of exhibits.

*   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our

review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463, or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Christian Windsor at (202) 551-3419 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: V. Gerard Comizio, Esq.
        Matthew Dyckman, Esq.
        Thacher Proffitt & Wood LLP
        1700 Pennsylvania Avenue, N.W.
        Suite 800
        Washington, D.C. 20006